As filed with the Securities and Exchange Commission on October 27, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT

OF 1934

For the fiscal year ended April 30, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from      to

Commission file number:  1-10899

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMCO REALTY CORP. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KIMCO REALTY CORPORATION

3333 NEW HYDE PARK RD, SUITE 100

NEW HYDE PARK, NY 11042

401(k) PLAN

FINANCIAL STATEMENTS

APRIL 30, 2008

KIMCO REALTY CORP. 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Reports of Independent Registered Public Accounting Firms	1-2

Statements of Assets Available for Benefits as of April 30, 2008 and 2007	3

Statements of Changes in Assets Available for Benefits For the Plan Years ended April 30, 2008 and 2007	4

Notes to Financial Statements	5 – 8

Supplementary Information - Schedule H, line 4i-Schedule of Assets (Held at End of Year)	9

Exhibits:
23.1 Consent of Independent Registered Public Accounting Firm 23.2 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Kimco Realty Corp. 401(k) Plan

New Hyde Park, New York

We have audited the accompanying statement of assets available for benefits of Kimco Realty Corp. 401(k) Plan (the “Plan”) as of April 30, 2008 and the related statement of changes in assets available for benefits for the year ended April 30, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of April 30, 2008, and the changes in assets available for benefits for the year ended April 30, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York

October 27, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Kimco Realty Corp. 401(k) Plan:

We have audited the accompanying statement of assets available for benefits of Kimco Realty Corp. 401(k) Plan (the “Plan”) as of April 30, 2007 and the related statement of changes in assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Plan at April 30, 2007 and the changes in assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

GOLDSTEIN GOLUB KESSLER LLP

New York, New York

October 26, 2007

KIMCO REALTY CORP. 401(k) PLAN

Statements of Assets Available for Benefits

April 30, 2008 and 2007

	2008	2007

Assets:

Investments (see Note 3)	$42,983,479	$41,615,812

Loans to participants	576,691	332,925

Assets available for benefits	$43,560,170	$41,948,737

The accompanying notes are an integral part of these financial statements.

Kimco Realty Corp. 401(k) Plan

Statements of Changes in Assets Available for Benefits

For the Plan Years ended April 30, 2008 and 2007

	2008	2007

Additions:
Investment activities:
Net (depreciation) appreciation in
fair value of investments	$(4,654,248)	$3,633,796
Interest and dividends	2,838,322	1,480,253
Investment income	(1,815,926)	5,114,049

Contributions:
Participant	3,820,164	3,391,212
Rollovers	216,984	1,697,773
Employer	1,839,496	1,564,041
Total contributions	5,876,644	6,653,026

Total additions	4,060,718	11,767,075

Deductions:
Benefits paid to participants	2,449,285	1,869,777

Net increase	1,611,433	9,897,298

Assets available for benefits:
Beginning of year	41,948,737	32,051,439

End of year	$43,560,170	$41,948,737

The accompanying notes are an integral part of these financial statements.

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

1.    DESCRIPTION OF PLAN:

The following description of the Kimco Realty Corp. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General – The Plan was established on March 1, 1984 as a defined contribution plan covering all eligible employees of Kimco Realty Corporation (the “Company”) who have completed three months of service and are age eighteen or older.  The Plan was last amended in January 2008 to allow for a participant to have two loans outstanding at one time.  Employees may elect to participate in the Plan on the first day of the month after completion of their first three months of service.  The Company will provide a matching contribution for participants who have completed one year of service, defined as 1,000 hours.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – Each year, participants may contribute pre-tax annual compensation, as defined in the Plan, up to the maximum allowable amount determined by the Internal Revenue Service each calendar year ($15,500 in 2008 and 2007). As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, those who were age 50 or older during 2008 may take advantage of a higher pre-tax contribution limit of $20,500 (the limit for 2007 was $20,500). As of July 2007 participants have the option to make changes to their percentage contribution election daily, prior to July 2007 participants were eligible to make change monthly.  The Company matches participants’ contributions annually up to 5% of base compensation subject to IRS limitations.  In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Company’s board of directors annually.  No discretionary contribution payments were made for the fiscal years ended April 30, 2008 and 2007.  All Company contributions are invested based upon participant account elections.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Each participant may direct his/her contribution to be invested in any of the twenty-four mutual funds or Kimco Realty Company Stock Fund offered by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting – Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

Loans to Participants – Participants may borrow from their fund accounts an amount aggregating the lesser of 50% of their total account balance or $50,000.  Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate based on prime rate plus 0.5% at time of issuance.  The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstances.  The interest rate for loans outstanding at April 30, 2008 and 2007 ranged from 4.50% to 10.00%.

Payment of benefits – Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or select the installment plan, provided the participant’s account balance exceeds $5,000.  For termination of service due to other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

2.    SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in assets available for benefits during the applicable reporting period.  The most significant estimates relate to the valuation of investments.  Actual results could differ from those estimates.  Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

Investment Valuation and Income Recognition

Mutual funds and common stock investments are stated at fair market value as determined by quoted market prices. Participant loans are valued at cost, which, in the opinion of management, approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the record date.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of stock and mutual funds.  Such investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statements of assets available for benefits and the statements of changes in assets available for benefits.

Fair Value of Financial Instruments

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP).  The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans.

The Plan invests in investment contracts through the MFS Fixed Fund Institutional, a common collective trust.  The investment contract’s contract value is a relevant measurement attribute since the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The investment contract’s contract value is estimated to reasonably approximate its fair value as of April 30, 2008 and 2007, as such no adjustment from contact value to fair value has been recorded.

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

New Accounting Pronouncements

Effective May 1, 2007, the Plan adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of the FASB Statement No. 109 (“FIN 48”). FIN 48 requires an entity to determine whether it is more-likely-than-not that a tax position will be sustained in the event of examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. The adoption of FIN 48 did not have any impact on the Plan’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurement (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on the Plan’s financial position or results of operations.

3.    ASSETS HELD FOR INVESTMENT PURPOSES:

For the Plan years ended April 30, 2008 and 2007, MFS Retirement Services, Inc. (“MFS”) served as trustee of the Plan. Effective March 4, 2008, MFS changed its name to The Hartford Financial Services Group, Inc. (“Hartford”).  The fair market value of the following investments represent 5% or more of the Plan’s assets available for benefits at April 30, 2008 and 2007:

	2008	2007
Kimco Realty Company Stock Fund (formerly Kimco Realty Corp Unitized Stock Fund)	$6,893,343	$8,192,647
MFS Bond Fund – A	$2,219,338	$3,637,467
MFS Fixed Fund Institutional (formerly MFS Money Market Fund & MFS Fixed Fund)	$3,734,297	$2,536,384
Davis New York Venture Fund -A	$2,730,021	$3,406,997
American Funds Growth Fund – A (formerly The Growth Fund of America)	$3,978,171	$4,715,859
Alliance Bernstein International Growth Fund -A	(a)	$2,110,456
MFS Research International Fund (formerly American Europacific Growth)	$3,871,398	$4,469,635
Mutual Qualified Fund – A (formerly Washington Mutual Investors Fund & Franklin Mutual Qualified Fund)	$3,758,778	$4,752,814
Delaware Dividend Income Fund – A (formerly UBS Tactical Allocation Fund & Allianceber Balanced Shares – A)	$3,076,763	$3,243,066

(a)  Amount was below 5% threshold for this period

In 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

	2008	2007

Mutual Funds	$(3,334,122)	$2,179,876
Common Stock	(1,320,126)	1,453,920
	$(4,654,248)	$3,633,796

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

4.    PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, account balances will be distributed in accordance with Plan provisions.

5.    TAX STATUS:

The Plan has received a favorable determination letter, dated April 23, 2002, from the Internal Revenue Service which states that the Plan qualifies under Section 401 (a) of the Internal Revenue Code (“IRC”) and, therefore, has made no provision for federal income taxes under the provisions of Section 501 (a).  The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

6.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS:

All administrative expenses and accounting fees of the Plan are paid by the Company.   Certain Plan investments are shares of mutual funds offered by Hartford.  Hartford is the trustee and therefore, these transactions qualify as a permitted party-in-interest as defined by ERISA.  In addition, investments are made in Kimco Realty Corporation common stock, the Plan Sponsor.

7.    SUBSEQUENT EVENTS:

Subsequent to year-end, the credit and liquidity crisis in the United States and throughout the global financial system has resulted in substantial volatility in financial markets and the banking system.  These and other economic events have had a significant adverse impact on investment portfolios.  As a result, the Plan’s investments have likely incurred a significant decline in fair value since April 30, 2008.

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

Supplementary Information

Schedule H, line 4i-Schedule of Assets (Held at End of Year)

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral and par, or maturity value	Current value

*	MFS Corporate Plans Services	MFS Bond Fund – A (182,212 units)	$2,219,338
	Thornburg Investment Management	Thornburg Core Growth Fund - A (72,497 units)	1,220,842
*	MFS Corporate Plans Services	MFS Fixed Fund Institutional (3,734,297 units)	3,734,297
	Aberdeen Asset Management	Aberdeen Select SM CP-A (114,161 units)	1,026,306
*	MFS Corporate Plans Services	MFS Research International Fund - A (204,403 units)	3,871,398
	Alliance Bernstein Funds	Alliance Bernstein International Growth Fund – A (83,143 units)	1,655,376
	Franklin Templeton Investments	Mutual Qualified Fund - A (180,884 units)	3,758,778
	Davis Funds	Davis New York Venture Fund - A (70,946 units)	2,730,021
	American Funds Group	American Funds Growth Fund - A (120,806 units)	3,978,171
	AEW Capital Management	AEW Real Estate A (18,270 units)	327,211
	Delaware Investments	Delaware Dividend Income Fund - A (281,755 units)	3,076,763
*	Kimco Realty Corporation	Kimco Realty Company Stock Fund (173,136 units)	6,893,343
	DWS Dream Funds	DWS Dreman High Return Equity - A (37,326 units)	1,581,862
	Columbia Management Group	Columbia Mid Cap Value Fund – A (41,794 units)	575,087
	DWS Dream Funds	DWS Equity 500 Index Fund – S (1,136 units)	176,535
	Franklin Templeton Investments	Franklin Strategic Income Fund – A (90,112 units)	926,357
	Alliance Bernstein Funds	Allianceber 2010 Ret Strategy – A (10,688 units)	121,628
	Alliance Bernstein Funds	Allianceber 2020 Ret Strategy – A (12,361 units)	144,135
	Alliance Bernstein Funds	Allianceber 2030 Ret Strategy – A (12,493 units)	148,419
	Alliance Bernstein Funds	Allianceber 2040 Ret Strategy – A (12,691 units)	153,185
	Columbia Wagner Asset Manager	Columbia Acorn International – A (22,286 units)	940,241
	Columbia Management Group	Columbia Marsico 21st Century – A (86,672 units)	1,308,753
	Janus Capital Management	Janus Adviser SM Company Value – A (38,517 units)	529,219
	Lazard Asset Management	Lazard International Small Cap Open (78,653 units)	799,115
	Franklin Templeton Investments	Templeton Global Bond Fund – A (91,661 units)	1,087,099
*	Participant Loans	Participant loans (at rates ranging from 4.50% to
		10.00% and terms of maturity ranging from
		1 to 10 years at time of issuance)	576,691

			$43,560,170

*Denotes a permitted party-in-interest.

KIMCO REALTY CORP. 401(k) PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 27th day of October, 2008.

Kimco Realty Corp. 401(k) Plan, as administrator

By:	/s/ Michael V. Pappagallo
Michael V. Pappagallo
Its:	Chief Financial Officer